UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 SCHEDULE  13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CLS Holdings USA, Inc.
(Name of Issuer)
Common Stock
 (Title of Class of Securities)
12565J100
(CUSIP Number)

Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
1435 Yarmouth Street
Boulder, Colorado  80304
(888) 438-9132
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .
      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12565J100	Page 2 of 7

1	NAMES OF REPORTING PERSONS Frank Koretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		17,522,461 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,522,461 (1)
WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,522,461 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 12565J100	Page 3 of 7

1	NAMES OF REPORTING PERSONS Newcan Investment Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		5,246,208 (3)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,246,208 (3)
WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,246,208 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 12565J100	Page 4 of 7

(1)	Reflects (a) 12,276,253 shares owned by Mr. Koretsky; and (b) 5,246,208 shares owned by Newcan Investment Partners LLC, a Delaware limited liability company wholly owned by Mr. Koretsky (“Newcan”).

(2)	Calculated on the basis of 48,482,972 shares of Common Stock outstanding as of April 2, 2018, as reported on the Company’s Form 10-Q for the quarter ended February 28, 2018 filed April 16, 2018.

(3)	Reflects (a) 5,246,208 shares owned by Newcan.

(4)	Calculated on the basis of 48,482,972 shares of Common Stock outstanding as of April 2, 2018, as reported on the Company’s Form 10-Q for the quarter ended February 28, 2018 filed April 16, 2018.

CUSIP No. 12565J100	Page 5 of 7

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the information provided in the Statement on Schedule 13D filed on June 6, 2017 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed on February 20, 2018 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”).  Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.
ITEM 4.	PURPOSE OF TRANSACTIONS
Item 4 of Schedule 13D is hereby amended and supplemented by the addition of the following to the end of the first paragraph:
The purpose of the transactions reported in this Amendment No. 2 was to reduce the Company’s outstanding debt and increase Mr. Koretsky’s beneficial ownership by converting existing convertible loans into additional shares of Common Stock, which he plans to hold for investment purposes.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of Schedule 13D is hereby amended and restated as follows:
(a) and (b) Mr. Koretsky individually owns and exercises sole voting and dispositive power over 12,276,253 shares of Common Stock.  In addition, as the sole member of Newcan, Mr. Koretsky may be deemed to have sole voting and dispositive power over the Common Stock owned by Newcan for purposes of Rule 13d-3 and may be deemed to be the beneficial owner of an additional 5,246,208 shares of Common Stock owned by this entity.  Collectively, these shares represent approximately 36.1% of the outstanding shares of Common Stock of the Company, calculated on the basis of 48,482,972  shares of Common Stock outstanding as of April 2, 2018, as reported.
Newcan beneficially owns and exercises sole voting and dispositive power over 5,246,208 shares of Common Stock.
(c)          On March 12, 2018, Mr. Koretsky converted accrued interest on notes issued to him in the amount of $46,626 into 149,203 shares of common stock.  On March 12, CLS CO 2016, LLC, an entity owned by Mr. Koretsky, also converted accrued interest on a note issued to it in the amount of $9,308 into 29,786 shares of common stock, which shares were issued in the name of Mr. Koretsky.
On March 12, 2018, Newcan converted notes with an aggregate principal amount of $956,658 and accrued interest in the amount of $3,375,220 into 3,375,220 shares of common stock.
Neither Mr. Koretsky nor Newcan effected any other transactions in any class of equity securities of the Company in the sixty days prior to the filing of this statement.
(d)          Inapplicable.
(e)          Inapplicable.

CUSIP No. 12565J100	Page 6 of 7

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit
No.	Description

1	Joint Filing Agreement dated June 5, 2017 between Mr. Frank Koretsky and Newcan Investment Partners LLC*

*          Filed as an exhibit to the Original Schedule 13D filed on June 6, 2017 and incorporated herein by reference.

CUSIP No. 12565J100	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2018	NEWCAN INVESTMENT PARTNERS LLC
	By:	/s/ Frank Koretsky
		Name:	Frank Koretsky
		Title:	Sole Member

/s/ Frank Koretsky
Frank Koretsky